Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Cellco Partnership (d/b/a Verizon Wireless)

(dollars in millions, except ratio data)	Nine Months Ended September 30, 2009
Earnings:
Pretax income from continuing operations	$11,600
Equity in income from unconsolidated entities	(54)
Noncontrolling interests	(213)
Interest expense	958
Portion of rent expense representing interest	412
Amortization of capitalized interest	53
Distributions from unconsolidated entities	40

Earnings, as adjusted	$12,796

Fixed Charges:
Interest expense	$958
Capitalized interest	249
Preferred return requirement of a consolidated subsidiary	—
Portion of rent expense representing interest	412

Fixed charges	$1,619

Ratio of earnings to fixed charges	7.90